January 13, 2009	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com

Christian T. Sandoe, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
(File No. 333-147185)

Dear Mr. Sandoe:

On behalf of Gladstone Investment Corporation (the “Fund”), we are transmitting for filing one copy of Post-effective Amendment No. 2 (the “Amendment”), marked to show changes from Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, Registration No. 333-147185 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on November 17, 2008.

The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) by telephone on December 22, 2008 (the “Comments”).  The numbering of the paragraphs below corresponds to the order in which we discussed the Comments which, for your convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Prospectus Summary (Page 1)

1.             Please add a statement in the prospectus summary which addresses the dilutive effect of an offering below net asset value.

In response to the Staff’s comment, we have added disclosure on page 2 of the Amendment.  We have also supplemented the disclosure by adding a new risk factor on page 23 of the Amendment.

Risk Factors – Risks related to our external financing – Any inability to renew, extend or replace our credit facility on terms favorable to us, if at all, could adversely impact our liquidity and ability to fund new investments. (Page 11)

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

2.             Please expand the disclosure provided in this risk factor to more specifically contemplate the types of things that could happen and the consequences of the same.  For example, to the extent applicable, discuss the likelihood of lender insolvency, further market deterioration and other factors and their corresponding impact on the Fund.

In response to the Staff’s comment, we have revised the disclosure on page 11 of the Amendment.

Risk Factors – Risks related to an investment in our common stock – Distributions by us have and may in the future continue to include a return of capital. (Page 19)

3.             Please revise the disclosure in this risk factor to more clearly explain what a return of capital is and the consequences to the investor of such action.

In response to the Staff’s comment, we have revised the disclosure on page 21 of the Amendment.

Risk Factors – Other risks – We could face losses and potential liability if intrusion, viruses or similar disruptions to our technology jeopardize our confidential information or that of users of our technology. (Page 21)

4.             Please revise the disclosure in this risk factor to clarify if you are selling software to third parties.

In response to the Staff’s comment, we have revised the disclosure on page 23 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Investment Advisory and Management Agreement (Page 27)

5.             The third paragraph of this section discloses that the Fund accepted an “unconditional, irrevocable and voluntary waiver” from Gladstone Management Corporation (the “Adviser”).  Please disclose in plain English whether or not the Adviser has the ability to recoup such amounts from the Fund in the future.

In response to the Staff’s comment, we have revised the disclosure on pages 31, 70 and 92 of the Amendment.

Business – Investment Process — Investment Structure (Page 60)

6.             The third paragraph of this section discloses that the Fund targets a “current return of 10% to 14%” for its subordinated and mezzanine loan investments.  It is the Staff’s opinion that such disclosure improperly suggests performance results, which investors may rely on.  Please remove the paragraph in its entirety.

In response to the Staff’s comment, we have removed the paragraph in its entirety on page 64 of the Amendment.

7.             The fifth paragraph of this section discloses that the interest rates on the Fund’s senior secured loans generally range between 3.5% and 7% over LIBOR.  Please revise the disclosure to clarify that such interest rates reflect the Fund’s current portfolio, not what future investments may provide.

In response to the Staff’s comment, we have revised the disclosure on page 64 of the Amendment.

Business – Investment Advisory and Management Agreement (Page 66)

8.             The paragraph immediately below the chart discloses information related to the cumulative calculations of the capital gains incentive fee.  Please supplement the disclosure to address the fact that cumulative fees previously paid are similarly taken into account when performing such calculations.

In response to the Staff’s comment, we have revised the disclosure on pages 32, 70, 71 and 92 of the Amendment.

*   *   *   *   *

The Fund and its management acknowledge that:

•                 they are responsible for the adequacy and accuracy of the disclosure in the Fund’s filings with the Commission;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christina Novak, Esq., of this office, at (703) 456-8562.

Very truly yours,

Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.

388212 v2/RE